Tel: 416 865 0200	BDO Canada LLP
Fax: 416 865 0887	TD Bank Tower
www.bdo.ca	66 Wellington Street West
Suite 3600, PO Box 131
Toronto ON M5K 1H1 Canada

March 26, 2018

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Loncor Resources Inc. (the “Company”)

We have read the statements made by the Company in the Change of Auditor Notice dated March 20, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102, Continues Disclosure Obligations. We agree with the statements made in the Change of Auditor Notice.

Throughout the period that BDO Canada LLP (“BDO”) was the Company's auditor, there have been no reservations in our reports or any "reportable events" as that term is defined in Section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations. The resignation of BDO has not occurred because of any reportable disagreement or unresolved issue involving the Company, or any consultation with the successor auditor UHY McGovern Hurley LLP, Chartered Professional Accountants.

Yours very truly,

(signed) “BDO Canada LLP”

Chartered Professional Accountants, Licensed Public Accountants